

November 28, 2022

Nicole Anasenes
Chief Financial Officer
ANSYS INC
2600 ANSYS Drive
Canonsburg, PA 15317

   Re: ANSYS INC
    Form 10-K for the Year Ended December 31, 2021
    Filed February 23, 2022
    File No. 000-20853

Dear Nicole Anasenes:

  We have reviewed your November 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 7, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Other Key Business Metric, page 32

1. We note your response to prior comment 1. Please provide us with the revised disclosures that you intend to include in future filings to describe this metric. Also, ensure that such disclosures do not imply that this measure is intended to replace your GAAP revenue. In this regard, your current disclosure suggests that the metric eliminates volatility caused by GAAP. Refer to SEC Release No. 33-10751.

2.   We note from your response to prior comment 2 that management is "required to monitor renewal rates on a qualitative directional basis," however, you do not view renewal rate as a key performance metric. Considering a significant portion of your business relies on renewals of your lease licenses and maintenance agreements, please tell us what quantitative measures, if any, you do use to monitor customer retention and revise to include a discussion of such measures.

Results of Operations
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 35

3.   You state in your response to prior comment 3 that you believe you included quantification of the factors that impacted your revenue growth to the extent material to an investors understanding of your results. Please explain what quantification you are referring to as your current disclosures do not appear to quantify any of the factors that you identify as impacting your revenue growth. Also, provide us with an example of how you intend to revise your disclosures in future filings to address our comment using the current disclosures in your December 31, 2021 Form 10-K.

 You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brad Brasser, Esq.